Exhibit 4.2

2017 AMENDMENT TO BIOTIME, INC.

2012 EQUITY INCENTIVE PLAN

Section 4.1 is amended to read as follows:

4.1       Subject to adjustment in accordance with Section 11, a total of 16,000,000 shares of Common Stock shall be available for the grant of Awards under the Plan. Any shares of Common Stock granted in connection with Options and Stock Appreciation Rights shall be counted against this limit as one share for every one Option or Stock Appreciation Right awarded. Any shares of Common Stock granted in connection with Awards other than Options and Stock Appreciation Rights shall be counted against this limit as two (2) shares of Common Stock for every one (1) share of Common Stock granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.